UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
(Rule 13d-102)
(Amendment No. 1)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Despegar.com, Corp.
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
G27358103
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. G27358103

1		NAME OF REPORTING PERSONS Ancient Art, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,712,783
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,712,783

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,712,783
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2% **
12		TYPE OF REPORTING PERSON* PN, IA
*		SEE INSTRUCTIONS BEFORE FILLING OUT
**		SEE ITEM 4(b).

CUSIP No. G27358103

1		NAME OF REPORTING PERSONS Trango II, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,712,783
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,712,783

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,712,783
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2% **
12		TYPE OF REPORTING PERSON* OO, HC
*		SEE INSTRUCTIONS BEFORE FILLING OUT
**		SEE ITEM 4(b).

CUSIP No. G27358103

1		NAME OF REPORTING PERSONS Quincy J. Lee
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,712,783
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,712,783

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,712,783
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2% **
12		TYPE OF REPORTING PERSON* IN, HC
*		SEE INSTRUCTIONS BEFORE FILLING OUT
**		SEE ITEM 4(b).

AMENDMENT NO. 1 TO SCHEDULE 13G
This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) is being filed to update the information set forth in the initial Schedule 13G filed with the Securities and Exchange Commission on February 14, 2022 (the “Schedule 13G”). This Amendment No. 1 relates to shares of Ordinary Shares, no par value (the “Ordinary Shares”), of Despegar.com, Corp., a British Virgin Islands corporation (the “Issuer”), and is being filed on behalf of (i) Ancient Art, L.P. (“Ancient Art”), a Texas limited partnership, as the investment manager to the Teton Capital Partners, L.P. (the “Fund”), (ii) Trango II, L.L.C. (“Trango”), a Texas limited liability company, as the general partner of Ancient Art, and (iii) Quincy J. Lee, the principal of Trango (collectively, the “Reporting Persons”). All Ordinary Shares are held by the Fund.

Item 1(a)	Name of Issuer.
Despegar.com, Corp. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.
Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR

Item 2(a)	Name of Person Filing.
(i) Ancient Art, L.P. (“Ancient Art”), (ii) Trango II, L.L.C. (“Trango”) and (iii) Quincy J. Lee.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
500 West 5th Street, Suite 1110
Austin, Texas 78701

Item 2(c)	Citizenship or Place of Organization.
Ancient Art is a Texas limited partnership. Trango is a Texas limited liability company. Mr. Lee is a United States citizen.

Item 2(d)	Title of Class of Securities.
Ordinary Shares, no par value (the “Ordinary Shares”).

Item 2(e)	CUSIP Number.
G27358103

Item 3		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4		Ownership.
	(a)	The Reporting Persons may be deemed the beneficial owner of 3,712,783 Ordinary Shares held by the Fund.
(b)
The Reporting Persons may be deemed the beneficial owners of 5.2% of the Issuer’s outstanding Ordinary Shares. This percentage was calculated by dividing (i) 3,712,783, the number of Ordinary Shares held by the Fund, by (ii) 71,246,000, the number of Ordinary Shares issued and outstanding as of December 31, 2021, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on April 29, 2022.

	(c)	The Reporting Persons have the shared power to vote and dispose of the 3,712,783 Ordinary Shares held by Fund.
Item 5		Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2023
Ancient Art, L.P.

By: Trango II, L.L.C., its general partner

By: /s/ Quincy J. Lee
Name: Quincy J. Lee
Title: Manager
Trango II, L.L.C.

By: /s/ Quincy J. Lee
Name: Quincy J. Lee
Title: Manager

/s/ Quincy J. Lee
Quincy J. Lee